UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 0-14749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K
TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits, as of February 28, 2011 and February 28, 2010	4
Statement of Changes in Net Assets Available for Benefits, for the year ended February 28, 2011	5
Notes to Financial Statements	6-11
Supplemental Schedule
Schedule H, Part IV, Line 4i; Schedule of Assets (Held At End of Year) – February 28, 2011	12
SIGNATURES	13

Exhibits	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Committee
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
Durango, Colorado

We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2011 and February 28, 2010, and the related statements of changes in net assets available for benefits for the year ended February 28, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2011 and February 28, 2010, and the statements of changes in net assets available for benefits for the year ended February 28 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC
August 19, 2011
Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28, 2011	February 28, 2010
Assets
Investments, at fair value
Investments in common/collective trust	$806,041	$761,857
Mutual funds	1,966,797	1,533,781
Common stock	1,461,657	1,162,224

Total investments	4,234,495	3,457,862

Receivables
Employer contributions	36,095	61,786
Participant loans	77,505	84,678
Dividends receivable	12,547	12,242

Total assets	4,360,642	3,616,568

Liabilities
Excess contributions	8,062	2,238

Net assets available for benefits	$4,352,580	$3,614,330

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended February 28, 2011

Investment income
Interest and dividends	$81,098
Net appreciation in fair value of investments	534,531

Total investment income	615,629

Contributions
Employer	36,095
Participants	207,795
Other contributions	40

Total contributions	243,930

Deductions from net assets:
Benefits paid to participants	119,500
Administrative expenses	1,290
Other deductions	519

Total deductions	121,309

Total Increase	738,250

Net assets available for benefits
Beginning of year	3,614,330

End of year	$4,352,580

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. (the “Company”).

The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. ("Trustee") serves as trustee, manages Plan assets, and maintains the Plan's records. The Plan offers participants a variety of investment options, including mutual funds, a common/collective trust and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits.  A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the IRS to $16,500 for fiscal 2011 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $22,000. Participants may also add rollover contributions from other qualified plans.

During the plan year ended February 28, 2011 and 2010 a total of $8,062 and $2,238 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants.  Excess contributions are returned to participants subsequent to year end.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation. Total matching contributions were $36,095 for the year ended February 28, 2011. Also, the Company may make discretionary contributions to the Plan. During fiscal 2011, the Company did not make a discretionary contribution to the Plan. The Company makes its matching and discretionary contributions in a lump sum payment subsequent to the fiscal year end.  These contributions are allocated directly to participants’ accounts.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and become 33% vested after year one, 67% vested after year two, and 100% vested after year three.

Forfeitures

Forfeitures of nonvested balances for terminated employees are used to reduce future Company contributions.

Payment of Benefits

In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits:  1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain Plan administrative expenses are paid for by the Plan.

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans are collateralized by the participant accounts.  The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.25% to 10.25% on outstanding loans at February 28, 2011. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between May 2011 and April 2020.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments.

As described in ASC 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through its common/collective fund.  The Statements of Net Assets Available for Benefits presents the fair value of the investment.  No adjustment of the investment from fair value to contract value was made as the difference between contract value and fair value was not material at February 28, 2011 and February 28, 2010.

As of February 28, 2011 and 2010, the Plan was invested in the Wells Fargo Collective Stable Return Fund ("Stable Return Fund").  The Stable Return Fund is a common/collective trust that is held in the general account of Wells Fargo.  The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between market value or contract value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end market value or contract value.  Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in securities of U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Concentration

At February 28, 2011 and February 28, 2010, approximately 34% and 33% respectively, of Plan assets were invested in Rocky Mountain Chocolate Factory, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.

Recent Accounting Pronouncements

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as loans receivable and measured at unpaid principal balance plus accrued but unpaid interest.  In the past, these loans were classified as Plan investments and were subject to ASC 820, Fair Value Measurements and Disclosures.  As permitted under ASU 2010-25, the Plan has retrospectively adopted ASU 2010-25 for the Plan years ended February 28, 2011 and 2010.  The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  This update requires additional disclosure of transfers of assets and liabilities between level 1 and level 2 of the fair value hierarchy.  It also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements in the reconciliation of assets and liabilities measured under Level 3 of the fair value hierarchy.  In addition, ASU 2010-06 clarifies existing disclosure requirements on levels of disaggregation and disclosures about input and valuation techniques.  ASU 2010-06 is effective for periods beginning after December 15, 2009 in regards to the Level 1 and 2 disclosures while the Level 3 disclosures are effective for periods after December 15 2010.  The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.

NOTE 3 - PLAN AMENDMENT AND INCOME TAX STATUS

The Plan is a qualified benefit plan under Section 401(a) of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code.  The Plan received its determination letter from the Internal Revenue Service on March 31, 2008.

The Plan has since been amended and although the restated Plan has not received a determination letter from the Internal Revenue Service, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Thus, no provision for income taxes has been included in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 28, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 4 - INVESTMENTS

Investments that individually represent 5% or more of the Plan’s net assets available for benefit are denoted with an (*) at February 28:

	2011		2010
Investments in common/collective trust
Wells Fargo Stable Return Fund	$806,041	*	$761,857	*
Mutual funds
American Funds Growth Fund of America	378,980	*	296,719	*
American Funds Europacific Growth Fund	264,812	*	211,652	*
Wells Fargo Small Cap Opportunities Fund	174,998		187,915	*
Wells Fargo Advantage Index	236,294	*	177,362
Common stock
Rocky Mountain Chocolate Factory, Inc.	1,461,657	*	1,162,224	*

During fiscal 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $534,531 as follows:

2011

Investments in common/collective trust	$18,130
Mutual funds	286,391
Common stock	230,010

NOTE 5 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all transactions related to the Trustee, qualify as party-in-interest transactions.

NOTE 6 - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

NOTE 7 - FAIR VALUE ACCOUNTING

Effective March 1, 2008, the Plan adopted Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) which establishes a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Plan’s investment assets at fair value, within the fair value hierarchy, as of February 28, 2011 and 2010 are as follows:

Assets Measured at Fair Values as of February 28, 2011

Description	Level 1	Level 2	Level 3	Total

Investments in common/collective trust	$-	$806,041	$-	$806,041
Mutual funds
Growth funds	874,732	-	-	874,732
Value funds	249,950	-	-	249,950
Index funds	236,294	-	-	236,294
Target date funds	208,111	-	-	208,111
International funds	159,368	-	-	159,368
Fixed income	129,916	-	-	129,916
Balanced funds	108,426	-	-	108,426
Common stock	1,461,657	-	-	1,461,657

Total	$3,428,454	$806,041	$-	$4,234,495

Assets Measured at Fair Values as of February 28, 2010

Description	Level 1	Level 2	Level 3	Total

Investments in common/collective trust	$-	$761,857	$-	$761,857
Mutual funds
Growth funds	732,368	-	-	732,368
Value funds	215,075	-	-	215,075
Index funds	177,362	-	-	177,362
Target date funds	109,715	-	-	109,715
International funds	92,282	-	-	92,282
Fixed income	106,916	-	-	106,916
Balanced funds	100,063	-	-	100,063
Common stock	1,162,224	-	-	1,162,224

Total	$2,696,005	$761,857	$-	$3,457,862

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 19, 2011, the date the Company issued these financial statements. Based on our evaluation, the Company is not aware of any subsequent events which would require recognition or disclosure.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 28, 2011

EIN: 84-0910696
Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(e) Current value
*	Wells Fargo Stable Return Fund S	Common/collective trust	$806,041
*	Wells Fargo Advantage Small Cap Opportunities Fund	Mutual Fund	174,998
*	Wells Fargo Advantage Index Fund	Mutual Fund	236,294
*	Wells Fargo Advantage Moderate Balanced Fund	Mutual Fund	108,426
*	Wells Fargo Advantage Total Return Bond	Mutual Fund	129,916
*	Wells Fargo Advantage Dow Jones Target Today Fund	Mutual Fund	7,563
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	25,462
*	Wells Fargo Advantage Dow Jones Target 2020 Fund	Mutual Fund	65,210
*	Wells Fargo Advantage Dow Jones Target 2030 Fund	Mutual Fund	25,813
*	Wells Fargo Advantage Dow Jones Target 2040 Fund	Mutual Fund	3,330
*	Wells Fargo Advantage Dow Jones Target 2050 Fund	Mutual Fund	80,734
	American Funds Growth Fund of America	Mutual Fund	378,980
	American Funds Europacific Growth Fund	Mutual Fund	264,812
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	89,690
	Artisan Mid Cap Fund	Mutual Fund	55,942
	Van Kampen Comstock Fund	Mutual Fund	44,314
	American Beacon Large Cap Value Fund	Mutual Fund	115,945
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	159,368
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	1,461,657
*	Participant loans	Participant loans – interest at 5.25% to 10.25%, maturing from May 2011 to April 2020, collateralized by participant account balances	77,505

	Total		$4,312,000

*	Column (a) indicates a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 19, 2011	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer, Chief Financial Officer, Treasurer, Director and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.